Mr A Pande Accounting Branch Chief Office of Financial Services Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America

6 July 2018

Dear Mr Pande

Re:	Lloyds Banking Group plc Form 20-F for the fiscal year ended 31 December 2017, filed 9 March 2018 Form 6-K filed on 25 April 2018 File number: 001-15246

Thank you for your letter dated 7 June 2018, setting out the Staff’s comments on the above filings of Lloyds Banking Group plc (the “2017 Form 20-F” and “Q1 2018 Form 6-K”, respectively). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

Yours sincerely,

/s/ George Culmer

George Culmer

Chief Financial Officer

For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

APPENDIX

To facilitate the Staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Form 20-F for the Fiscal Year Ended 31 December 2017

Note 51: Financial Risk Management, C. Credit Quality of Assets, page F-80

We note your presentation of the consolidated allowance for impairment losses calculated under the underlying basis disclosed on page F-80 and also in Table 1.6: Group impaired loans and provisions on page 62 in your discussion of Operating and Financial Review and Prospects. We also note your reconciliation of the allowance for impairment losses under the statutory basis to the underlying basis in the table at the bottom of page F-80.

•	Please explain to us what each reconciling item in the table on page F-80 represents, how it is calculated and why it is meaningful to the measurement of the allowance for impairment losses.

•	Clearly tell us why you believe the allowance for impairment losses under the underlying basis more fairly reflects the underlying provisioning status of loans as disclosed on page F-80.

The acquisition of the HBOS Group in 2009 resulted in a 180 per cent increase in the Group’s loans and advances to customers. In accordance with the requirements of IFRS 3, in the consolidated accounts of the Group the HBOS Group’s lending balances were reflected at their fair value; an adjustment of £13,512 million was booked reducing the net carrying value of the loan portfolio. These fair value adjustments have had two effects on the Group’s subsequent financial performance:

•	the Group’s impairment charges have been lower as expected credit losses reflected in the fair value adjustments have emerged; and

•	the Group’s impairment allowances are lower.

To facilitate comparison with other financial institutions and provide the reader with a clearer understanding of the credit performance of the lending portfolio, the Group uses the underlying basis of accounting which excludes the impact on the purchase accounting adjustments. The underlying basis is used by management when reviewing and assessing its overall performance and the performance of its divisions; the Company previously provided further details of this reporting basis in its response to the SEC letter dated 27 September 2010 which is attached for convenience.

The reconciliation on page F-80 of the Company’s 2017 Form 20-F adjusts the underlying allowance for impairment losses for the residual effects of the purchase accounting adjustments to arrive at the impairment allowance under IAS 39. There are three reconciling items:

Impairment allowance at acquisition

This reconciling item separately identifies the allowance held by the acquiree on the date of acquisition. As the figure represents the allowance held at a specific date, no further calculation is required. Under acquisition accounting the allowance for impairment losses (of the acquiree) is netted against the gross carrying value of the loans which are then subject to a further adjustment so that they are recognised at fair value, resulting in a portfolio of loans on which no provision is held by the acquirer.

Impairment charge covered by fair value adjustments

The second reconciling item arises because the fair value of the loans and advances acquired was significantly lower than the carrying value in HBOS’ financial statements. The fair value adjustment comprised two components:

(i)	an interest rate adjustment. This component does not affect the allowance for impairment losses on an IFRS or underlying basis and is not, therefore, a reconciling item in the table. The ‘unwind’ of this fair value adjustment is recognised in net interest income; and

(ii)	an allowance for expected future credit losses. As these losses emerge no impairment charge is required under IAS 39 and consequently the loan loss allowance is lower than that which would be required had this acquisition adjustment not been recorded.

Amounts subsequently written off, net of foreign exchange and other movements

The loans acquired through the HBOS transaction will eventually be derecognised (through the write-off, sale or repayment of the loans) by both the acquiree (HBOS) and the Company in its consolidated financial statements. Following derecognition there will be no allowance for loan losses (for those loans) on either an IFRS or an underlying basis, and the effects of any previous adjustment need to be removed from the reconciliation.

The Company’s credit risk processes manage its loan portfolio on an underlying basis. As noted above this recognises the gross loan at its original value in the acquiree’s financial statements rather than after fair value adjustments and is, therefore, a fairer reflection of the amount owed by the borrower and subsequent credit performance. If a provision is recognised then the underlying basis provides a view of the coverage ratio as if the loans were originated by Lloyds, facilitating comparability.

•	Please tell us how you considered if the consolidated allowance for impairment losses calculated under the underlying basis represents a non-GAAP financial measure and if this measure uses an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Refer to Question 100.04 and Section 104 of the Compliance and Disclosure Interpretations.

The Company discloses on page 2 of its 2017 Form 20-F that its underlying basis used to present its results is a GAAP measure for its segmental results and, in accordance with question 100.04 of the SEC’s Compliance and Disclosure Interpretations, a non-GAAP measure on an aggregated basis; the Company discloses further information regarding the underlying basis and the reconciliation of underlying profit to statutory profit before tax on pages 24 to 26 of its 2017 Form 20-F.

Similarly, the allowances for impairment losses presented on page 63 (Retail) and on page 68 (Commercial Banking) are regarded as GAAP measures and reflect the Group’s segmental basis of reporting; the aggregated allowance for impairment losses presented on page 62 is a non-GAAP measure. The table presented on page F-80 of the Company’s 2017 Form 20-F reconciles this non-GAAP measure to the allowance for impairment losses on an IFRS (GAAP) basis. The Group notes that it has not provided a cross reference from this table to the reconciliation and will include a footnote to this effect, as appropriate, in future Form 20-F filings.

The impairment charge on an underlying basis provides a measure of the credit performance of the loan portfolio without the benefit of the acquisition adjustments, which are reflective of the fair value of the loan portfolio at acquisition rather than its underlying credit performance. Accordingly, this basis provides the reader with meaningful information about the performance of the Group’s loan portfolio and allows for a meaningful analysis of the impact of the acquisition adjustments made by the Group when considered together with the Group’s IFRS results. The allowance for impairment losses on an underlying basis is an extension of the underlying performance measure and allows the reader to gain an understanding of the impact of the acquisition adjustments on the Group’s coverage ratios by division and on a consolidated basis.

On the basis of the above, the Group does not believe that the consolidated allowance for impairment losses on an underlying basis is “an individually tailored recognition or measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G”.

Comment 2

Form 6-K’s filed on 25 April 2018

We note you disclose statutory profit for the quarter ended 31 March 2017 of £890 million in the Q1 2018 Interim Management’s Statement compared to £1,240 million for the same period in the unaudited consolidated interim results, both included in separate Form 6-K’s filed on 25 April 2018. The difference appears to be the £350 million PPI charge accounted for differently for UK Accounts and US Accounts in 2017. In future filings please ensure you clearly describe the basis of presentation for financial information included in Form 6-K’s including describing more clearly how the £350 million charge is presented.

We agree with your analysis of the recognition of the Group’s PPI charge in 2016 and 2017. The Company notes that it included the following disclosure on page 9 of its 2016 Form 20-F.

RECENT DEVELOPMENTS

Consolidated financial statements set out in the Group’s annual report and accounts

The audited consolidated financial statements set forth in the Group’s Annual Report and Accounts published on 22 February 2017 were approved on 21 February 2017. As discussed in notes 38 and 55 of the audited consolidated financial statements included in this Annual Report on Form 20-F (which were approved on 10 March 2017 and which therefore include the impact of adjustment for post balance sheet events up to this date), on 2 March 2017 the FCA confirmed that the deadline by which consumers will need to make their PPI complaints will be 29 August 2019 and that the final rules and guidance that should apply when firms handle PPI complaints in light of Plevin will come into force in August 2017. The Group reassessed its provisioning in light of this guidance, leading to an additional charge of £350 million, bring the total charge for the year ended 31 December 2016 to £1,350 million.

As a result of the timing of the FCA’s announcement, the above charge was recognised in the Group’s 2016 results in its US accounts (as it was announced prior to the approval of the Group 2016 Form 20-F) but in the Group’s Q1 2017 results in its UK accounts.

For future filings on Form 20-F or Form 6-K that present the Company’s consolidated financial results for any period in which the results presented in its UK accounts and US accounts differ, the Company will revise its disclosures to more clearly describe the differences between its reporting in the UK and the US.

The Company will provide the following, or substantially similar, disclosure in its Form 6-K for the six-month period ended 30 June 2018:

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from the comparative information provided in the Group’s UK results for the six months ended 30 June 2018. As reported in the Company’s 2016 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2016 UK Annual Report and Accounts and its 2016 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Company’s 2016 Form 20-F being £350 million greater than that recorded in the Group’s 2016 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK basis results for the first quarter of 2017 was £350 million greater than on a US bases. Since 31 March 2017, the Group has reported the same net assets on a US basis and on a UK basis.

ATTACHMENT 1

Response to comment 8 of the SEC’s letter dated 27 September 2010

Comment 8

Note 54 – Financial Risk management

(3) Credit Risk, page F-103

Please tell us and revise your future filings to reconcile the allowance for impairment losses on loans and advances to customers in your table on page F-104 (£25,988 million) to the similarly titled line item in your table on page F-50 (£14,950 million).

The disclosures on page F-104 of the Group’s 2009 Form 20-F are presented on a combined businesses basis. This is in accordance with IFRS 7 paragraph 31 which requires that an entity disclose information that enables users of its financial statements to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed at the end of the reporting period. The Group believes, for the reasons set out below, that for its credit risk exposure resulting from loans and advances this information is more meaningful and relevant on a combined businesses basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described on page 25 of the 2009 Form 20-F.

The Company believes that, for reporting periods immediately following the acquisition, the combined businesses basis, which includes the allowance for loan losses at the acquisition date, more fairly reflects the underlying provisioning status of the loans. If the disclosures were made on an IFRS basis then the quantum of the impaired loans without provision would be significantly greater and potentially misleading as many acquired loans would be classified as impaired without a provision despite being carried at a value less than par.

The table below sets out the reconciliation of the allowance for impairment losses of £14,950 million on page F-50 to the allowance for impairment losses of £25,988 million on page F-104:

	December 2009
	£m	£m
Allowance for impairment losses on loans and advances to banks and customers (F-50)		14,950
less: allowance in respect of banks		(149)
Allowance for impairment losses on customer loans and advances		14,801
HBOS allowance for loan losses at 16 January 2009 [1]	11,147
Amounts subsequently written off	(6,155)
		4,992
HBOS charge in 2009 covered by fair value adjustments [2]		6,242
Foreign exchange and other movements		(47)
Allowance for impairment losses on customer loans and advances (F-104)		25,988

1 Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period 1 January 2009 to 16 January 2009 of £454 million.

2 This represents the element of the charge on loans and advances to customers in HBOS’s financial statements for the year ended 31 December 2009 that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS.

The Company will include a similar reconciliation for the allowance on loans and advances to customers as at 31 December 2010 in its Form 20-F for the year ending 31 December 2010.